Lulu’s Fashion Lounge Holdings, Inc.

195 Humboldt Avenue

Chico, California 95928

November 8, 2021

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Scott Stringer
Joel Parker
Jacqueline Kaufman
Lilyanna Peyser

Re:	Lulu’s Fashion Lounge Holdings, Inc.
Registration Statement on Form S-1 (Registration No. 333-260194)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-260194) (the “Registration Statement”) of Lulu’s Fashion Lounge Holdings, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on Wednesday, November 10, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Adam J. Gelardi at (212) 906-1329.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Adam J. Gelardi of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

[signature page follows]

Very truly yours,

Lulu’s Fashion Lounge Holdings, Inc.

By:	/s/ David McCreight
Name: David McCreight
Title: Chief Executive Officer

cc:	Crystal Landsem, Lulu’s Fashion Lounge Holdings, Inc.

Naomi Beckman-Straus, Esq., Lulu’s Fashion Lounge Holdings, Inc.

Alexa Pisczak, Esq., Lulu’s Fashion Lounge Holdings, Inc.

Marc D. Jaffe, Esq., Latham & Watkins LLP

Tad J. Freese, Esq., Latham & Watkins LLP

Adam J. Gelardi, Esq., Latham & Watkins LLP

Kristin VanderPas, Esq., Cooley LLP

Dave Peinsipp, Esq., Cooley LLP

Denny Won, Esq., Cooley LLP